Filed by ADC Telecommunications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Andrew Corporation
Commission File No. 001-14617
The following materials was used by company employees following the public announcement of the entry into a merger agreement by ADC Telecommunications, Inc. and Andrew Corporation.

ANDREW Proposed Merger — Leader Fast Facts
Today, ADC announced an unprecented opportunity to grow our company in a truly transformational way with the news that ADC will be merging with Andrew – the global leader in wireless connectivity solutions, to create a $3.3 billion global network infrastructure leader. This is extremely exciting and significant news for ADC. As a leader at ADC, we’re providing you with important information on the merger your employees need to know to make this proposed merger a success.
Your Responsibility:
You should share this information with your employees.
WHO IS ANDREW?
1.	Andrew delivers innovative and essential equipment solutions for the wireless global communications market.

2.	11,318 employees.

3.	2005 revenues of $1.9 billion.

4.	2005 operating income of $77 million.
WHERE IS ANDREW LOCATED?
Headquartered in Westchester, Illinois with 35 facilities around the globe. Primary Locations: U.S., Canada, Mexico, Brazil, China, India, Scotland, Czech Republic, Italy, Australia and Germany.
U.S. Locations: Illinois, Virginia, Massachusetts, North Carolina, Georgia, New Jersey, Connecticut, Texas
WHAT MARKETS IS ANDREW IN? WHAT PRODUCTS/SERVICES DO THEY SELL?
The antenna and Cable market represents 56% of Andrew’s revenue. Base stations represents 24% with wireless innovations, network solutions and satellite communications making up the remainder of their revenue.
WHY IS THIS A COMPELLING MERGER?
1.	The proposed merger creates a $3.3 billion dollar sales leader in wireline and wireless network connectivity.

2.	Combines ADC’s leading wireline connectivity solutions with Andrew’s leading wireless solutions to create a clear global leader.

3.	We expect to more than double our annual revenue and increase earnings substantially.

4.	Presents significant growth opportunities through cross selling and enhanced geographic reach.

5.	Customers will benefit from a broader suite of products and services.

6.	Synergies will enable us to operate more efficiently and cost effectively.

7.	Employees will benefit from new opportunities that step from being a true global partner.
FACTS OF THE MERGER
1.	The strategic business combination is structured as a stock-for-stock merger with Andrew becoming a wholly owned subsidiary of ADC.

2.	Transaction expected to qualify as a tax-free reorganization.

3.	Andrew shareowners will receive 0.57 of an ADC common share for each common share of Andrew they hold.

4.	Resulting ownership upon completion of the transaction:
a.	ADC shareholders: approximately 56%%

b.	Andrew shareholders: approximately 44%%
5.	The name of the combined company will be ADC Andrew.

6.	Global Headquarters in Minneapolis with groups headquartered in several locations.

7.	Company Leadership Upon Close:
a.	Non-Executive Chairman: John A. Blanchard continuing in this position

b.	President & CEO: Bob Switz

c.	Board of Directors: 12 members (8 current ADC directors, 4 current Andrew directors)

d.	Key management team members from both companies will comprise the management team of the combined company.
8.	Proposed merger expected to close within the next four to six months.
WHAT DOES THIS MEAN FOR EMPLOYEES??
Will there be facility, functional and employee consolidations?
ADC and Andrew plan to assess how we might bring significant synergies and create financial scale for our customers and shareholders. In order to improve efficiencies, consolidation of redundant functions, activities and facilities will occur. We also plan on leveraging Research and Development across a broader platform. In addition, it’s anticipated that we will realize reduced administrative expenses through the integration process of the merger. Optimizing supply chain, sourcing and procurement opportunities for combined purchasing volumes also presents an opportunity for increased synergies.
That being said, there are significant opportunities for growth due to the proposed merger.
WHAT HAPPENS NEXT?
1.	We will establish groups to develop integration plans. Both ADC and Andrew employees will be involved.

2.	We’ll gather questions and provide answers we can given the legal boundaries of the proposed merger.

3.	ADC’s executive team is committed to sharing updates in an honest and open platform.

4.	The transaction will need to be approved by both Boards of Directors and remains subject to shareholder and regulatory approvals.
WHAT CAN EMPLOYEES DO DURING THIS PERIOD BETWEEN ANNOUNCEMENT AND DAY OF CLOSE?
During this time, it’s important that we all remain vigilant in our support of our customers and meet our customer demands. We still have a business to run and it’s extremely important that we maintain focus on the business during the next few months. Don’t allow yourself to get distracted.
Some employees will be assigned integration activities and we need you to support their movement to these activities and provide additional back up assistance on their previous assignments.

Teamwork will be essential. Stay focused on the business so we can successfully execute on our third and fourth quarter goals.
WHAT CAN’T EMPLOYEES DO DURING THIS PERIOD BETWEEN ANNOUNCEMENT AND DAY OF CLOSE?
The law requires that we continue to operate separately in the ordinary course of business. This means we remain a competitor of Andrew until the transaction closes. Do not contact Andrew employees. Do not discuss with our customers any business dealings they have with Andrew.
WHAT CAN EMPLOYEES DO TO MAKE THIS PROPOSED MERGER A SUCCESS?
1.	Remain extremely vigilant in the support we provide to our customers during this time between announcement and close of the proposed merger.

2.	Don’t get distracted. Teamwork will be essential.

3.	STAY FOCUSED on the business so we can successfully execute on our Q3 & Q4 goals and meet the needs and demands of our customers.

4.	One more time...FOCUS, FOCUS, FOCUS on the business at hand.
WHERE CAN EMPLOYEES GO FOR MORE INFORMATION?
1.	We will build an informational site on Broadway containing the announcements, presentations, updates, etc. Watch for an email announcing the new site.

2.	We will send out updates as we make progress on the proposed merger.

3.	You may check out Andrew’s website at xxx.com.

4.	You may email Ask.ADC@adc.com with any questions.

5.	You may check with your manager or leader.
Safe Harbor For Forward Looking Statements
This document contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of ADC and Andrew and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “seeks,” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew; fluctuations in commodity prices; the social, political and economic risks of the respective global operations of ADC and Andrew; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC’s Form 10-K for the year ended October 31, 2005 and Andrew’s Form 10-K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the United States Securities and Exchange Commission (the SEC). Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.
Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ADC AND STOCKHOLDERS OF ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations of Andrew by writing Investor Relations, Andrew Corporation, Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec.
Participants In Solicitation
ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC’s participants is set forth in the proxy statement dated, January 24, 2006, for ADC’s 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew’s participants is set forth in the proxy statement, dated December 30, 2005, for Andrew’s 2006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.